Exhibit 3.52

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:46 PM 05/20/2003
FILED 06:09 PM 05/20/2003
SRV 030328505 – 3660734 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

•	First: The name of the limited liability company is Nielsen Entertainment, LLC.

•

Second: The address of its registered office in the State of Delaware is 615 South DuPont Highway in the City of Dover. The name of its Registered agent at such address is National Corporate Research, Ltd.

•	Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) “The latest date on which the limited liability company is to dissolve is .”

•	Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation of Nielsen Entertainment, LLC this 20th day of May, 2003.

BY:	/s/ Mark Borino
Authorized Person(s)
NAME:	Mark Borino
Type or Print